Mail Stop 3561

January 29, 2008

Via Fax & U.S. Mail

Mr. K. Scott Gray
Senior Vice President and Chief Financial Officer
13111 Northwest Freeway, Suite 600
Houston, Texas 77040

> **Re: Luby's Inc.**
> **Form 10-K for the year ended August 29, 2007**
> **Filed November 9, 2007**
> **File No. 001-08308**

Dear Mr. Gray:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended August 29, 2007

Management's Discussion and Analysis

– Results of Operations

– Fiscal 2007 compared to Fiscal 2006, page 14

1. Please expand your discussion of other operating expenses and general and administrative expenses to discuss the significant cost components within these broad categories, such as product costs, compensation costs, advertising costs, professional fees, and any other significant components that would enable readers to understand your business better. Also, when changes are due to more than one factor, please quantify and discuss each of the underlying reasons attributing to the change. For example, you state that general and administrative expense decreased in fiscal 2007 primarily due to lower bonus expense and professional consulting fees, partially offset by increased share-based compensation expense, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

 - Liquidity and Capital Resources, page 16

2. In future filings, expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Statements of Operations, page 28

3. We note your presentation of "other income, net" as a component of non-operating income on the face of the statements of operations. Please explain to us, and disclose in future filings, the nature of the significant components included in the "other income, net" caption.

Form 10-Q for quarter ended November 21, 2007

Note 4. Income Taxes

4. We note your disclosure that as a result of the JCT's review taking no exception to the conclusions presented in your appeal, you derecognized or reversed the contingent tax liability previously reported in current accrued expense and other liabilities. Based on your statements of operations, this appears to have resulted in the recognition approximately $1.9 and $1.5 million of interest related to income taxes and benefit for income taxes, respectively, during the quarter ended November 21, 2007. Of those amounts, please tell us and separately disclose in future filings the amounts that were recognized for interest related to income taxes due to (a) the reversal of accrued interest for the contingent tax liability and (b)

interest receivable related to the income tax refund; in addition to the amounts recognized as benefit for income taxes related to (a) the reversal of the non-interest portion of the contingent tax liability and (b) the income tax refund.

Note 6. Impairment of Long-Lived Assets and Property Held for Sale

5. We note your disclosure that in the first quarter fiscal 2008, you recognized a $1.2 million impairment related to selected under performing operating restaurants based on an estimate of net sales proceeds, partially offset by a $.5 million reversal of a previously recognized impairment related to one ground lease unit which will be reopened in fiscal 2008. Please note that once an impairment loss has been recognized on an asset, the adjusted carrying amount of the long-lived asset shall be its new cost basis. The reversal of a previously recognized impairment loss is not appropriate in accordance with paragraph 15 of SFAS No. 144.   Please revise to eliminate the reversal of the $.5 million previously recognized impairment from your statement of operations for the first quarter of 2008.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief